SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998

                         Commission file number 0-10973


             BELL SPORTS CORP. EMPLOYEES' RETIREMENT AND 401(k) PLAN
                             6350 San Ignacio Avenue
                               San Jose, CA 95119
                      ------------------------------------
                      (Full title and address of the Plan)


                                BELL SPORTS CORP.
          ------------------------------------------------------------
          (Name of Issuer of the Securities held pursuant to the Plan)



                             6350 San Ignacio Avenue
                               San Jose, CA 95119
                 -----------------------------------------------
                (Address of Issuer's Principal Executive Office)

                        Report of Independent Accountants


To the Participants and Administrator
of the Bell Sports Corp. Employees' Retirement and 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bell Sports Corp. Employees' Retirement and 401(k) Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


May 25, 1999

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1998 AND 1997

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
INDEX
--------------------------------------------------------------------------------

                                                                            Page

Financial Statements:

   Report of Independent Accountants                                           1

   Statement of Net Assets Available for Benefits, with Fund Information     2-5

   Statement of Changes in Net Assets Available for Benefits, with Fund
   Information                                                               6-9

   Notes to Financial Statements                                           10-16

Supplemental Schedules:

   Schedule I - Schedule of Assets Held for Investment Purposes            17-18

   Schedule II - Schedule of Reportable Transactions                       19-20

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                December 31, 1998

                                Fund Information
                                ----------------

                                         Charter    INVESCO
                                       Guaranteed    Total    Fidelity    Fidelity
                                         Income     Return   Contrafund   Magellan  Lifetime20  Lifetime30  Lifetime40
                                          Fund       Fund       Fund        Fund       Fund        Fund        Fund
                                          ----       ----       ----        ----       ----        ----        ----
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund  $2,608,019
 CIGNA INVESCO Total Return Fund                   $695,941
 CIGNA Fidelity Contrafund Fund                              $1,897,397
 CIGNA Fidelity Magellan Fund                                            $1,669,199
 CIGNA Lifetime20 Fund                                                               $219,060
 CIGNA Lifetime30 Fund                                                                           $397,106
 CIGNA Lifetime40 Fund                                                                                       $382,582
Cash equivalents                              129
                                       ----------  --------  ----------  ----------  --------    --------    --------
Net assets available for benefits      $2,608,148  $695,941  $1,897,397  $1,669,199  $219,060    $397,106    $382,582
                                       ==========  ========  ==========  ==========  ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(CONTINUED)
--------------------------------------------------------------------------------

                                December 31, 1998

                                Fund Information
                                ----------------

                                                                                      American
                                                                                      Century -
                                                                                     Twentieth      Vanguard
                                                                                       Century      Growth &
                                                         Lifetime50    Lifetime60      Ultra         Income
                                                            Fund          Fund          Fund          Fund
                                                         ----------    ----------    ----------    ----------
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund
 CIGNA INVESCO Total Return Fund
 CIGNA Fidelity Contrafund Fund
 CIGNA Fidelity Magellan Fund
 CIGNA Lifetime20 Fund
 CIGNA Lifetime30 Fund
 CIGNA Lifetime40 Fund
 CIGNA Lifetime50 Fund                                   $  154,630
 CIGNA Lifetime60 Fund                                                 $  297,530
 CIGNA American Century - Twentieth Century Ultra Fund                               $2,936,153
 CIGNA Vanguard Growth & Income Fund                                                               $1,864,634
 CIGNA Warburg Pincus Advisor International Equity Fund
Participant notes receivable
Cash equivalents
                                                         ----------    ----------    ----------    ----------
Net assets available for benefits                        $  154,630    $  297,530    $2,936,153    $1,864,634
                                                         ==========    ==========    ==========    ==========

                                                            Warburg
                                                             Pincus
                                                             Advisor
                                                         International  Participant
                                                             Equity        Notes
                                                              Fund      Receivable      Total
                                                            --------     --------    -----------
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund                                                 $2,608,019
 CIGNA INVESCO Total Return Fund                                                         695,941
 CIGNA Fidelity Contrafund Fund                                                        1,897,397
 CIGNA Fidelity Magellan Fund                                                          1,669,199
 CIGNA Lifetime20 Fund                                                                   219,060
 CIGNA Lifetime30 Fund                                                                   397,106
 CIGNA Lifetime40 Fund                                                                   382,582
 CIGNA Lifetime50 Fund                                                                   154,630
 CIGNA Lifetime60 Fund                                                                   297,530
 CIGNA American Century - Twentieth Century Ultra Fund                                 2,936,153
 CIGNA Vanguard Growth & Income Fund                                                   1,864,634
 CIGNA Warburg Pincus Advisor International Equity Fund     $409,782                     409,782
Participant notes receivable                                             $273,576        273,576
Cash equivalents                                                                             129
                                                            --------     --------    -----------
Net assets available for benefits                           $409,782     $273,576    $13,805,738
                                                            ========     ========    ===========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                                December 31, 1997

                                Fund Information
                                ----------------

                                        Charter        INVESCO
                                       Guaranteed        Total        Fidelity       Fidelity
                                         Income         Return       Contrafund      Magellan
                                          Fund           Fund           Fund           Fund
                                          ----           ----           ----           ----
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund  $1,955,754
 CIGNA INVESCO Total Return Fund                      $  553,892
 CIGNA Fidelity Contrafund Fund                                      $1,524,275
 CIGNA Fidelity Magellan Fund                                                       $1,130,272
 CIGNA Lifetime20 Fund
 CIGNA Lifetime30 Fund
 CIGNA Lifetime40 Fund
 CIGNA Lifetime50 Fund
Cash equivalents                              129
                                       ----------     ----------     ----------     ----------
Net assets available for benefits      $1,955,883     $  553,892     $1,524,275     $1,130,272
                                       ==========     ==========     ==========     ==========

                                       Lifetime20     Lifetime30     Lifetime40     Lifetime50
                                          Fund           Fund           Fund           Fund
                                          ----           ----           ----           ----
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund
 CIGNA INVESCO Total Return Fund
 CIGNA Fidelity Contrafund Fund
 CIGNA Fidelity Magellan Fund
 CIGNA Lifetime20 Fund                 $  195,320
 CIGNA Lifetime30 Fund                                $  436,624
 CIGNA Lifetime40 Fund                                               $  409,012
 CIGNA Lifetime50 Fund                                                              $  153,364
Cash equivalents
                                       ----------     ----------     ----------     ----------
Net assets available for benefits      $  195,320     $  436,624     $  409,012     $  153,364
                                       ==========     ==========     ==========     ==========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
(CONTINUED)
--------------------------------------------------------------------------------

                                December 31, 1997

                                Fund Information
                                ----------------

                                                                        American
                                                                        Century -
                                                                        Twentieth    Vanguard
                                                                         Century     Growth &
                                                          Lifetime60      Ultra       Income
                                                             Fund         Fund       Portfolio
                                                          -----------  -----------  -----------
Assets

Investments, at fair value
 CIGNA Charter Guaranteed Income Fund
 CIGNA INVESCO Total Return Fund
 CIGNA Fidelity Contrafund Fund
 CIGNA Fidelity Magellan Fund
 CIGNA Lifetime20 Fund
 CIGNA Lifetime30 Fund
 CIGNA Lifetime40 Fund
 CIGNA Lifetime50 Fund
 CIGNA Lifetime60 Fund                                    $   234,751
 CIGNA American Century - Twentieth Century Ultra Fund                 $ 2,065,770
 CIGNA Vanguard Growth & Income Portfolio                                           $ 1,249,175
 CIGNA Warburg Pincus Advisor International Equity Fund
 Bell Sports Corp. Common Stock
Participant notes receivable
Cash equivalents
                                                          -----------  -----------  -----------
Net assets available for benefits                         $   234,751  $ 2,065,770  $ 1,249,175
                                                          ===========  ===========  ===========

                                                            Warburg
                                                            Pincus        Bell
                                                            Advisor      Sports
                                                         International    Corp.     Participant
                                                            Equity       Common       Notes
                                                             Fund         Stock     Receivable       Total
                                                          -----------  -----------  -----------   -----------
Assets

Investments, at fair value
   CIGNA Charter Guaranteed Income Fund                                                           $ 1,955,754
   CIGNA INVESCO Total Return Fund                                                                    553,892
   CIGNA Fidelity Contrafund Fund                                                                   1,524,275
   CIGNA Fidelity Magellan Fund                                                                     1,130,272
   CIGNA Lifetime20 Fund                                                                              195,320
   CIGNA Lifetime30 Fund                                                                              436,624
   CIGNA Lifetime40 Fund                                                                              409,012
   CIGNA Lifetime50 Fund                                                                              153,364
   CIGNA Lifetime60 Fund                                                                              234,751
   CIGNA American Century - Twentieth Century Ultra Fund                                            2,065,770
   CIGNA Vanguard Growth & Income Portfolio                                                         1,249,175
   CIGNA Warburg Pincus Advisor International Equity Fund $   409,213                                 409,213
   Bell Sports Corp. Common Stock                                      $   466,527                    466,527
Participant notes receivable                                                        $   319,993       319,993
Cash equivalents                                                                                          129
                                                          -----------  -----------  -----------   -----------
Net assets available for benefits                         $   409,213  $   466,527  $   319,993   $11,104,071
                                                          ===========  ===========  ===========   ===========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                          Year Ended December 31, 1998

                                Fund Information
                                ----------------

                                                            Charter
                                               Charter     Short-Term    INVESCO
                                             Guaranteed      Fixed        Total        Fidelity
                                               Income        Income       Return      Contrafund
                                                Fund          Fund         Fund          Fund
                                             -----------    ---------    ---------    -----------
Additions to net assets attributed to:
     Investment income
      Interest                               $   128,412
      Net appreciation in fair value of
      investments                                           $   1,551    $  66,250    $   476,152
                                             -----------    ---------    ---------    -----------
                                                 128,412        1,551       66,250        476,152
                                             -----------    ---------    ---------    -----------
   Contributions
      Employer                                    77,825                    19,195         51,493
      Employee                                   273,133                    88,280        187,031
                                             -----------    ---------    ---------    -----------
                                                 350,958                   107,475        238,524
                                             -----------    ---------    ---------    -----------
Total additions                                  479,370        1,551      173,725        714,676

Deductions from net assets attributed to:
   Benefit payments                              365,473        2,266       32,486        152,038
   Transaction charge                              2,844                       199            426
                                             -----------    ---------    ---------    -----------
Total deductions                                 368,317        2,266       32,685        152,464
Change in forfeiture reserve, net                 27,567                      (856)        (3,505)
                                             -----------    ---------    ---------    -----------
Net increase (decrease) prior to interfund
transfers                                        138,620         (715)     140,184        558,707
Interfund transfers, net                         636,343          715       11,270       (177,284)
Transfer of assets due to sale of division      (122,698)          --       (9,405)        (8,301)
                                             -----------    ---------    ---------    -----------
Net increase (decrease)                          652,265                   142,049        373,122
Net assets available for benefits at
beginning of year                              1,955,883           --      553,892      1,524,275
                                             -----------    ---------    ---------    -----------
Net assets available for benefits at
end of year                                  $ 2,608,148    $      --    $ 695,941    $ 1,897,397
                                             ===========    =========    =========    ===========

                                              Fidelity
                                              Magellan     Lifetime20   Lifetime30   Lifetime40
                                                Fund          Fund         Fund         Fund
                                             -----------    ---------    ---------    ---------
Additions to net assets attributed to:
     Investment income
      Interest
      Net appreciation in fair value of
      investments                            $   385,598    $  20,597    $  49,471    $  52,179
                                             -----------    ---------    ---------    ---------
                                                 385,598       20,597       49,471       52,179
                                             -----------    ---------    ---------    ---------
   Contributions
      Employer                                    60,794       23,665       28,350       16,971
      Employee                                   264,816       72,332       80,202       52,868
                                             -----------    ---------    ---------    ---------
                                                 325,610       95,997      108,552       69,839
                                             -----------    ---------    ---------    ---------
Total additions                                  711,208      116,594      158,023      122,018

Deductions from net assets attributed to:
   Benefit payments                              216,523       63,174       81,470      115,063
   Transaction charge                                712          468          576          305
                                             -----------    ---------    ---------    ---------
Total deductions                                 217,235       63,642       82,046      115,368
Change in forfeiture reserve, net                 (7,423)      (2,018)        (278)        (191)
                                             -----------    ---------    ---------    ---------
Net increase (decrease) prior to interfund
transfers                                        486,550       50,934       75,699        6,459
Interfund transfers, net                          65,121      (23,604)    (100,120)     (25,006)
Transfer of assets due to sale of division       (12,744)      (3,590)     (15,097)      (7,883)
                                             -----------    ---------    ---------    ---------
Net increase (decrease)                          538,927       23,740      (39,518)     (26,430)
Net assets available for benefits at
beginning of year                              1,130,272      195,320      436,624      409,012
                                             -----------    ---------    ---------    ---------
Net assets available for benefits at
end of year                                  $ 1,669,199    $ 219,060    $ 397,106    $ 382,582
                                             ===========    =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (CONTINUED)
--------------------------------------------------------------------------------

                          Year Ended December 31, 1998

                                Fund Information
                                ----------------

                                                                         American
                                                                          Century
                                                                        -Twentieth      Vanguard
                                                                         Century        Growth &
                                              Lifetime50   Lifetime60     Ultra          Income
                                                 Fund         Fund         Fund           Fund
                                              ---------    ---------    -----------    -----------
Additions to net assets attributed to:
    Investment income
      Interest
      Net appreciation in fair value of
      investments                             $  17,274    $  31,644    $   681,338    $   360,301
                                              ---------    ---------    -----------    -----------
                                                 17,274       31,644        681,338        360,301
                                              ---------    ---------    -----------    -----------
    Contributions
      Employer                                    5,259        7,847         74,744         51,617
      Employee                                   19,068       19,040        311,652        246,082
                                              ---------    ---------    -----------    -----------
                                                              24,327         26,887        386,396
                                              ---------    ---------    -----------    -----------
Total additions                                  41,601       58,531      1,067,734        658,000

Deductions from net assets attributed to:
    Benefit payments                             22,011        9,323        229,819        159,162
    Transaction charge                              165           70            803             73
    Participant notes receivable terminated
      due to withdrawal of participant
                                              ---------    ---------    -----------    -----------
Total deductions                                 22,176        9,393        230,622        159,235
Change in forfeiture reserve, net                   (26)        (384)        (5,129)        (1,724)
                                              ---------    ---------    -----------    -----------
Net increase (decrease) prior to interfund
transfers                                        19,399       48,754        831,983        497,041
Interfund transfers, net                         (6,732)      15,332         66,866        151,747
Transfer of assets due to sale of division      (11,401)      (1,307)       (28,466)       (33,329)
                                              ---------    ---------    -----------    -----------
Net increase (decrease)                           1,266       62,779        870,383        615,459
Net assets available for benefits at
beginning of year                               153,364      234,751      2,065,770      1,249,175
                                              ---------    ---------    -----------    -----------
Net assets available for benefits at
end of year                                   $ 154,630    $ 297,530    $ 2,936,153    $ 1,864,634
                                              =========    =========    ===========    ===========

                                                Warburg
                                                 Pincus
                                                 Advisor     Bell Sports
                                              International     Corp.       Participant
                                                 Equity        Common          Notes
                                                  Fund          Stock       Receivable        Total
                                                ---------    -----------    -----------    -----------
Additions to net assets attributed to:
    Investment income
      Interest                                                              $    25,563    $   153,975
      Net appreciation in fair value of
      investments                               $  13,288    $   112,661                     2,268,304
                                                ---------    -----------    -----------    -----------
                                                   13,288        112,661         25,563      2,422,279
                                                ---------    -----------    -----------    -----------
    Contributions
      Employer                                     11,072         10,177                       439,009
      Employee                                     43,786         34,070                     1,692,360
                                                ---------    -----------    -----------    -----------
                                                  297,699         54,858         44,247      2,131,369
                                                ---------    -----------    -----------    -----------
Total additions                                    68,146        156,908         25,563      4,553,648

Deductions from net assets attributed to:
    Benefit payments                               40,721         22,985                     1,512,514
    Transaction charge                                 72          1,524                         8,237
    Participant notes receivable terminated
      due to withdrawal of participant                                           79,712         79,712
                                                ---------    -----------    -----------    -----------
Total deductions                                   40,793         24,509         79,712      1,600,463
Change in forfeiture reserve, net                  (1,061)        (2,052)                        2,920
                                                ---------    -----------    -----------    -----------
Net increase (decrease) prior to interfund
transfers                                          26,292        130,347        (54,149)     2,956,105
Interfund transfers, net                          (25,506)      (596,874)         7,732             --
Transfer of assets due to sale of division           (217)                                    (254,438)
                                                ---------    -----------    -----------    -----------
Net increase (decrease)                               569       (466,527)       (46,417)     2,701,667
Net assets available for benefits at
beginning of year                                 409,213        466,527        319,993     11,104,071
                                                ---------    -----------    -----------    -----------
Net assets available for benefits at
end of year                                     $ 409,782    $        --    $   273,576    $13,805,738
                                                =========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
--------------------------------------------------------------------------------

                          Year Ended December 31, 1997

                                Fund Information
                                ----------------

                                                        Charter        INVESCO
                                                      Guaranteed        Total        Fidelity       Fidelity
                                                        Income         Return       Contrafund      Magellan
                                                         Fund           Fund           Fund           Fund
                                                      -----------    -----------    -----------    -----------
Additions to net assets attributed to:
   Investment income
     Interest                                         $   110,988
     Net appreciation in fair value of investments                   $   103,561    $   263,309    $   231,781
                                                      -----------    -----------    -----------    -----------
                                                          110,988        103,561        263,309        231,781
                                                      -----------    -----------    -----------    -----------
   Contributions
     Employer                                              88,409         22,709         51,737         54,890
     Employee                                             252,893         82,204        192,977        178,674
                                                      -----------    -----------    -----------    -----------
                                                          341,302        104,913        244,714        233,564
                                                      -----------    -----------    -----------    -----------
Total additions                                           452,290        208,474        508,023        465,345

Deductions from net assets attributed to:
   Benefit payments                                       637,691         34,282         82,213        183,406
   Transaction charge                                       1,845            267            299            404
                                                      -----------    -----------    -----------    -----------
Total deductions                                          639,536         34,549         82,512        183,810
Change in forfeiture reserve, net                           2,463           (155)          (420)           (24)
                                                      -----------    -----------    -----------    -----------
Net (decrease) increase prior to interfund transfers     (184,783)       173,770        425,091        281,511
Interfund transfers, net                                  (52,783)        13,349         18,211        (51,404)
                                                      -----------    -----------    -----------    -----------
Net (decrease) increase                                  (237,566)       187,119        443,302        230,107
Net assets available for benefits at
 beginning of year                                      2,193,449        366,773      1,080,973        900,165
                                                      -----------    -----------    -----------    -----------
Net assets available for benefits at
 end of year                                          $ 1,955,883    $   553,892    $ 1,524,275    $ 1,130,272
                                                      ===========    ===========    ===========    ===========

                                                      Lifetime20     Lifetime30     Lifetime40     Lifetime50
                                                         Fund           Fund           Fund           Fund
                                                      -----------    -----------    -----------    -----------
Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation in fair value of investments    $    25,944    $    60,763    $    52,959    $    28,569
                                                      -----------    -----------    -----------    -----------
                                                           25,944         60,763         52,959         28,569
                                                      -----------    -----------    -----------    -----------
   Contributions
     Employer                                              22,832         24,703         18,667          6,839
     Employee                                              71,172         79,928         66,523         25,321
                                                      -----------    -----------    -----------    -----------
                                                           94,004        104,631         85,190         32,160
                                                      -----------    -----------    -----------    -----------
Total additions                                           119,948        165,394        138,149         60,729

Deductions from net assets attributed to:
   Benefit payments                                        45,959         70,027         35,040        111,548
   Transaction charge                                         530            705            435
                                                      -----------    -----------    -----------    -----------
Total deductions                                           46,489         70,732         35,475        111,548
Change in forfeiture reserve, net                             (24)          (385)
                                                      -----------    -----------    -----------    -----------
Net (decrease) increase prior to interfund transfers       73,435         94,277        102,674        (50,819)
Interfund transfers, net                                  (29,241)       (11,765)       (10,146)        (5,010)
                                                      -----------    -----------    -----------    -----------
Net (decrease) increase                                    44,194         82,512         92,528        (55,829)
Net assets available for benefits at
 beginning of year                                        151,126        354,112        316,484        209,193
                                                      -----------    -----------    -----------    -----------
Net assets available for benefits at
 end of year                                          $   195,320    $   436,624    $   409,012    $   153,364
                                                      ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION (CONTINUED)
--------------------------------------------------------------------------------

                          Year Ended December 31, 1997

                                Fund Information
                                ----------------

                                                                        American
                                                                        Century -
                                                                        Twentieth        Vanguard
                                                                         Century         Growth &
                                                      Lifetime60          Ultra           Income
                                                         Fund             Fund           Portfolio
                                                      -----------      -----------      -----------
Additions to net assets attributed to:
   Investment income
     Interest
     Net appreciation (depreciation) in fair
       value of investments                           $    27,380      $   354,465      $   268,432
                                                      -----------      -----------      -----------
                                                           27,380          354,465          268,432
                                                      -----------      -----------      -----------
   Contributions
     Employer                                               7,070           77,457           37,440
     Employee                                              17,373          303,304          172,298
                                                      -----------      -----------      -----------
                                                           24,443          380,761          209,738
                                                      -----------      -----------      -----------
Total additions                                            51,823          735,226          478,170
Deductions from net assets attributed to:
   Benefit payments                                        20,474          142,240           64,776
   Transaction charge                                         140              662              120
   Participant notes receivable terminated
     due to withdrawal of participant
                                                      -----------      -----------      -----------
Total deductions                                           20,614          142,902           64,896
Change in forfeiture reserve, net                            (107)             (19)            (130)
                                                      -----------      -----------      -----------
Net increase (decrease) prior to interfund transfers       31,102          592,305          413,144
Interfund transfers, net                                      382           (4,883)         132,388
                                                      -----------      -----------      -----------
Net increase                                               31,484          587,422          545,532
Net assets available for benefits at
 beginning of year                                        203,267        1,478,348          703,643
                                                      -----------      -----------      -----------
Net assets available for benefits at
 end of year                                          $   234,751      $ 2,065,770      $ 1,249,175
                                                      ===========      ===========      ===========

                                                        Warburg
                                                        Pincus            Bell
                                                        Advisor          Sports
                                                     International        Corp.         Participant
                                                        Equity           Common           Notes
                                                         Fund             Stock         Receivable          Total
                                                      -----------      -----------      -----------      -----------
Additions to net assets attributed to:
   Investment income
     Interest                                                                           $    20,404      $   131,392
     Net appreciation (depreciation) in fair
       value of investments                           $   (26,112)     $   142,708                         1,533,759
                                                      -----------      -----------      -----------      -----------
                                                          (26,112)         142,708           20,404        1,665,151
                                                      -----------      -----------      -----------      -----------
   Contributions
     Employer                                              17,053           21,291                           451,097
     Employee                                              70,951           66,633                         1,580,251
                                                      -----------      -----------      -----------      -----------
                                                           88,004           87,924                         2,031,348
                                                      -----------      -----------      -----------      -----------
Total additions                                            61,892          230,632           20,404        3,696,499
Deductions from net assets attributed to:
   Benefit payments                                        23,257           22,977                         1,473,890
   Transaction charge                                          18            2,709                             8,134
   Participant notes receivable terminated
     due to withdrawal of participant                                                        23,613           23,613
                                                      -----------      -----------      -----------      -----------
Total deductions                                           23,275           25,686           23,613        1,505,637
Change in forfeiture reserve, net                              (2)            (540)                              657
                                                      -----------      -----------      -----------      -----------
Net increase (decrease) prior to interfund transfers       38,615          204,406           (3,209)       2,191,519
Interfund transfers, net                                    4,441          (90,596)          87,057             --
                                                      -----------      -----------      -----------      -----------
Net increase                                               43,056          113,810           83,848        2,191,519
Net assets available for benefits at
 beginning of year                                        366,157          352,717          236,145        8,912,552
                                                      -----------      -----------      -----------      -----------
Net assets available for benefits at
 end of year                                          $   409,213      $   466,527      $   319,993      $11,104,071
                                                      ===========      ===========      ===========      ===========

   The accompanying notes are an integral part of these financial statements.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.     Description  of Plan

       The following description of the Bell Sports Corp. (the "Company") Employees' Retirement and 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution plan established effective January 1, 1991 and most recently amended August 4, 1998, retroactively effective January 1, 1998. Employees become eligible to participate upon completing 500 hours of employment, as defined by the Plan agreement, within six consecutive months of service and attaining the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Bell Sports Corp. was merged with HB Acquisition Corporation on August 17, 1998. There were no material effects of this merger on the Plan.

       In connection with the sale of one division of Bell Sports Corp. to Brunswick Corporation through an Asset Purchase Agreement dated April 1, 1997, any participant who becomes an employee of Brunswick Corporation shall be fully vested in their Employer Matching Contribution Account and Employer Discretionary Contribution Account effective April 28, 1997.

       Contributions

       Participants may contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company will make a matching contribution in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company may also make discretionary nonelective contributions.

       Participant Accounts

       Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Vesting

       Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested.

       Investment Options

       Upon  enrollment  in  the  Plan,  a  participant  may  currently   direct
       contributions among any of the following investment options:

       *      Charter  Guaranteed  Income Fund - Funds are invested in the CIGNA
              Charter Guaranteed Income Fund, which provides a guaranteed rate of return reset semiannually.

       * INVESCO Total Return Fund - Funds are invested solely in units of the CIGNA INVESCO Total Return Fund, which in turn invests solely in shares of the INVESCO Total Return Fund.

       * Fidelity Contrafund Fund - Funds are invested solely in units of the CIGNA Fidelity Contrafund Fund, which in turn invests solely in shares of the Fidelity Contrafund Fund.

       * Fidelity Magellan Fund - Funds are invested solely in units of the CIGNA Fidelity Magellan Fund, which in turn invests solely in shares of the Fidelity Magellan Fund.

       * Lifetime20 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime30 Fund - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed
              (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       * Lifetime40 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime50 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

       * Lifetime60 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Short-Term Fixed Income Fund, and the CIGNA Charter Actively Managed (Core) Fixed Income Fund.

       * American Century - Twentieth Century Ultra Fund - Funds are invested solely in units of the CIGNA American Century - Twentieth Century Ultra Fund, which in turn invests solely in shares of the American Century - Twentieth Century Ultra Fund.

       * Vanguard Growth & Income Fund (formerly "Vanguard Growth & Income Portfolio") - Funds are invested solely in units of the CIGNA Vanguard Growth & Income Fund, which in turn invests solely in shares of the Vanguard Growth & Income Fund.

       * Warburg Pincus Advisor International Equity Fund - Funds are invested solely in units of the CIGNA Warburg Pincus Advisor International Equity Fund, which in turn invests solely in shares of the Warburg Pincus Advisor International Equity Fund.

       Participants may change their investment options at any time.

       Payment of Benefits

       On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, installment payments, or a distribution in the form of an annuity. Distributions are subject to the applicable provisions of the Plan agreement.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Participant Notes Receivable

       Participants may borrow, at the discretion of the Plan's Loan Committee, up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, with a minimum loan of $1,000, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

       Cash Equivalents

       Contributions received prior to year end awaiting investment in the appropriate investment option at December 31 are invested in the CIGNA Charter Guaranteed Short-Term Account which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.     Summary of Accounting Policies

       Method of Accounting

       The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

       Investments

       Investments in pooled separate accounts (CIGNA INVESCO Total Return Fund, CIGNA Fidelity Contrafund Fund, CIGNA Fidelity Magellan Fund, CIGNA Lifetime20 Fund, CIGNA Lifetime30 Fund, CIGNA Lifetime40 Fund, CIGNA Lifetime50 Fund, CIGNA Lifetime60 Fund, CIGNA American Century - Twentieth Century Ultra Fund, CIGNA Vanguard Growth & Income Fund and CIGNA Warburg Pincus Advisor International Equity Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Income Fund is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. Effective August 17, 1998, the Company stock was deleted as an investment option. Each participant's company stock fund account was reinvested in the CIGNA Charter Short-Term Fixed Income Fund at $10.25 per share of Company stock.

       Contributions

       Employee  contributions  are  recorded  in the  period  during  which the
       Company makes payroll deductions from the participants' earnings. Matching Company contributions are recorded in the same period. Discretionary nonelective contributions, if any, are recorded annually.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Benefits

       Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.     Deposit With Insurance Company

       The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Income Fund. CG Life commingles the assets of the CIGNA Charter Guaranteed Income Fund with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Income Fund the Plan is credited with interest at the rate specified in the contract which ranged from 5.90% to 5.80% and was 5.55% for the years ended December 31, 1998 and 1997, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Income Fund for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Income Fund is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

4.     Investments

       Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                              December 31,
                                                         1998            1997
                                                      ----------      ----------
       CIGNA Charter Guaranteed Income Fund           $2,608,019      $1,955,754
          interest rates, 5.80%; 5.55%
       CIGNA INVESCO Total Return Fund                   695,941             N/A
          units, 18,086; N/A
       CIGNA Fidelity Contrafund Fund                  1,897,397       1,524,275
          units, 24,109; 25,464
       CIGNA Fidelity Magellan Fund                    1,669,199       1,130,272
          units, 9,999; 9,043
       CIGNA American Century - Twentieth Century      2,936,153       2,065,770
          Ultra Fund units, 55,991; 53,118
       CIGNA Vanguard Growth & Income Fund             1,864,634       1,249,175
          units, 42,737; 35,937

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.     Participant Notes Receivable

       Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (6.00% to 11.75% and 6.00% to 12.75% for the years ended December 31, 1998 and 1997, respectively).

6.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.     Income Taxes

       The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.     Reconciliation of Plan Financial Statements to the Form 5500

       Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

BELL SPORTS CORP.
EMPLOYEES' RETIREMENT AND 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

9.     Forfeitures

       The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $56,687 and $13,464 at December 31, 1998 and 1997, respectively, is included in the CIGNA Charter Guaranteed Income Fund and is available to offset contributions, which would be otherwise payable by the Company, in accordance with the Plan agreement. In 1998 and 1997 Company cash contributions were offset by $535 and $0, respectively, from forfeited nonvested accounts.

10.    Transfer To Affiliated Plan Due To Sale of Division

       Effective October 19, 1998, certain employees and their participant balances were transferred from the Plan to the Pactuco 401(k) Plan.

BELL SPORTS CORP.                                          SUPPLEMENTAL SCHEDULE
EMPLOYEES' RETIREMENT AND 401(k) PLAN                                 SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                         (c)
                  (b)                  Description of investment including
       Identity of Issue, borrower,      maturity date, rate of interest,      (d)           (e)
(a)     lessor, or similar party        collateral, par or maturity value      Cost      Current value
---     ------------------------        ---------------------------------      ----      -------------
       Connecticut General Life        CIGNA Charter Guaranteed
 *     Insurance Company               Income Fund 5.80%                    $2,608,019    $2,608,019

       Connecticut General Life        CIGNA INVESCO Total Return Fund
 *     Insurance Company               $38.48/unit                             534,989       695,941

       Connecticut General Life        CIGNA Fidelity Contrafund Fund
 *     Insurance Company               $78.70/unit                           1,189,556     1,897,397

       Connecticut General Life        CIGNA Fidelity Magellan Fund
 *     Insurance Company               $166.94/unit                          1,068,252     1,669,199

       Connecticut General Life        CIGNA Lifetime20 Fund
 *     Insurance Company               $18.69/unit                             173,915       219,060

       Connecticut General Life        CIGNA Lifetime30 Fund
 *     Insurance Company               $18.58/unit                             309,201       397,106

       Connecticut General Life        CIGNA Lifetime40 Fund
 *     Insurance Company               $18.01/unit                             291,643       382,582

       Connecticut General Life        CIGNA Lifetime50 Fund
 *     Insurance Company               $17.59/unit                             117,499       154,630

       Connecticut General Life        CIGNA Lifetime60 Fund
 *     Insurance Company               $16.08/unit                             231,010       297,530

* Indicates an identified person known to be a party-in-interest to the Plan.

BELL SPORTS CORP.                                          SUPPLEMENTAL SCHEDULE
EMPLOYEES' RETIREMENT AND 401(k) PLAN                                 SCHEDULE I
LINE 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998                                                    (CONTINUED)
--------------------------------------------------------------------------------

                                                      (c)
                  (b)                  Description of investment including
       Identity of Issue, borrower,      maturity date, rate of interest,      (d)           (e)
(a)     lessor, or similar party        collateral, par or maturity value      Cost      Current value
---     ------------------------        ---------------------------------      ----      -------------
       Connecticut General Life        CIGNA American Century -
 *     Insurance Company               Twentieth Century Ultra Fund
                                       $52.44/unit                          $1,906,493    $2,936,153

       Connecticut General Life        CIGNA Vanguard Growth &
 *     Insurance Company               Income Fund $43.63/unit               1,270,720     1,864,634

       Connecticut General Life        CIGNA Warburg Pincus Advisor
 *     Insurance Company               International Equity Fund
                                       $22.91/unit                             400,319       409,782

       Connecticut General Life        Cash equivalents (CIGNA Charter
 *     Insurance Company               Guaranteed Short-Term Account)              129           129

 *     Participant Notes Receivable    6.00% - 11.75%                          273,576       273,576

* Indicates an identified person known to be a party-in-interest to the Plan.

BELL SPORTS CORP.                                          SUPPLEMENTAL SCHEDULE
EMPLOYEES' RETIREMENT AND 401(k) PLAN                                SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                                                     (h)
                              (b)                                             (f)                  Current
                      Description of asset                                  Expense                 value
        (a)           (include interest rate    (c)       (d)      (e)      incurred      (g)     of asset on    (i)
 Identity of party    and maturity in case   Purchase   Selling   Lease       with      Cost of   transaction  Net gain
      involved             of a loan)          price     price    rental   transaction   asset       date      or (loss)
      --------             ----------          -----     -----    ------   -----------   -----       ----      ---------
Connecticut General   Purchases into
Life Insurance        CIGNA Charter
Company               Guaranteed Income
                      Fund                  $1,416,650       N/A    N/A        N/A     $1,416,650  $1,416,650        --

Connecticut General   Sales from CIGNA
Life Insurance        Charter Guaranteed
Company               Income Fund                  N/A  $895,716    N/A        N/A        895,716     895,716        --

Connecticut General   Purchases into
Life Insurance        CIGNA Charter
Company               Short-Term
                      Fixed Income Fund        695,449       N/A    N/A        N/A        695,449     695,449        --

Connecticut General   Sales from CIGNA
Life Insurance        Charter Short-Term
Company               Fixed Income Fund            N/A   697,000    N/A        N/A        695,450     697,000    $1,550


Connecticut General   Purchases into
Life Insurance        CIGNA Fidelity
Company               Contrafund Fund          400,513       N/A    N/A        N/A        400,513     400,513        --


Connecticut General   Sales from CIGNA
Life Insurance        Fidelity Contrafund
Company               Fund                         N/A   503,543    N/A        N/A        357,262     503,543   146,281


Connecticut General   Purchases into
Life Insurance        CIGNA Fidelity
Company               Magellan Fund            443,681       N/A    N/A        N/A        443,681     443,681        --


Connecticut General   Sales from CIGNA
Life Insurance        Fidelity Magellan
Company               Fund                         N/A   290,352    N/A        N/A        219,399     290,352    70,953

Connecticut General   Purchases into
Life Insurance        CIGNA American
Company               Century -Twentieth
                      Century Ultra Fund       813,010       N/A    N/A        N/A        813,010     813,010        --

Connecticut General   Sales from CIGNA
Life Insurance        American Century -
Company               Twentieth Century
                      Ultra Fund                   N/A   623,965    N/A        N/A        470,114     623,965   153,851

BELL SPORTS CORP.                                          SUPPLEMENTAL SCHEDULE
EMPLOYEES' RETIREMENT AND 401(k) PLAN                                SCHEDULE II
LINE 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998                                         (CONTINUED)
--------------------------------------------------------------------------------

                                                                                                     (h)
                              (b)                                             (f)                  Current
                      Description of asset                                  Expense                 value
        (a)           (include interest rate    (c)       (d)      (e)      incurred      (g)     of asset on    (i)
 Identity of party    and maturity in case   Purchase   Selling   Lease       with      Cost of   transaction  Net gain
      involved             of a loan)          price     price    rental   transaction   asset       date      or (loss)
      --------             ----------          -----     -----    ------   -----------   -----       ----      ---------
Connecticut General   Purchases into
Life Insurance        CIGNA Vanguard
Company               Growth & Income Fund    $738,681       N/A    N/A        N/A       $738,681    $738,681        --

Connecticut General   Sales from CIGNA
Life Insurance        Vanguard Growth &
Company               Income Fund                  N/A  $335,414    N/A        N/A        244,080     335,414   $91,334


                      Purchases into Bell
National Financial    Sports Corp. Common
Services Corp.        Stock                    169,711       N/A    N/A        N/A        169,711     169,711        --


                      Sales from Bell
National Financial    Sports Corp. Common
Services Corp.        Stock                        N/A   748,899    N/A        N/A        586,471     748,899   162,428

                                    EXHIBITS



Exhibit                        Description
-------                        -----------

23.1     Consent of PricewaterhouseCoopers LLP

99.1 Bell Sports Corp. Employees' Retirement and 401(k) Plan Financial Statements and Additional Information